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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
and
SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 1)

THE WISER OIL COMPANY
(Name of Subject Company (Issuer))

FOREST OIL COMPANY
and
TWOCO ACQUISITION CORP.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

977284108
(CUSIP Number of Class of Securities)

NEWTON W. WILSON III
SENIOR VICE PRESIDENT,
GENERAL COUNSEL AND SECRETARY
1600 BROADWAY, SUITE 2200
DENVER, COLORADO 80202
(303) 812-1400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$174,434,520.80*	$22,100.85**

*
Estimated for purposes of calculating the amount of the filing fee only. The transaction value was calculated by multiplying $10.60, the per share tender offer price, by the 15,471,007 shares of Common Stock outstanding as of May 20, 2004 sought in the Offer, which gives an aggregate consideration of $163,992,674.20 (the "Common Stock Consideration"). The Common Stock Consideration was then added to (1) $5,731,950, being the consideration for the Subject Company's 540,750 stock options and (2) $4,709,896.60, being the net consideration for the Subject Company's 741,716 warrants, to arrive at a total transaction value of $174,434,520.80.

**
Calculated as 0.01267% of the transaction value.

☒
Check the box is any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: $22,100.85

        Form or Registration No.: Schedule TO

        Filing Party: Forest Oil Corporation

        Date Filed: May 28, 2004

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13c-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

1.	Name of Reporting Person IRS Identification No. of Above Person (Entities Only) Forest Oil Corporation I.R.S. Identification No. 25-0484900

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: New York

Number of Shares		7.	Sole voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 14,551,096*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 14,551,096*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,551,096*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11): 94.1%**

14.	Type of Reporting Person (See Instructions): CO

*
Does not include any shares of common stock of The Wiser Oil Company, a Delaware corporation (the "Company"), issuable upon exercise of warrants to purchase 741,716 shares of Company common stock held by certain stockholders of the Company who entered into Stockholder Agreements (the "Stockholder Agreements") dated May 21, 2004 with Forest Oil Corporation, a New York corporation ("Parent"), and TWOCO Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"), described in the Schedule 13D filed by Parent and Purchaser with the Securities and Exchange Commission on May 28, 2004. Parent expressly disclaims beneficial ownership of any of the shares of Company common stock issuable upon conversion of the warrants subject to the Stockholder Agreements.

**
Based on 15,471,007 shares of Company common stock outstanding as of May 20, 2004.

1.	Name of Reporting Person IRS Identification No. of Above Person (Entities Only) TWOCO Acquisition Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares		7.	Sole voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 14,551,096*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 14,551,096*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,551,096*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11): 94.1%**

14.	Type of Reporting Person (See Instructions): CO

*
Does not include any shares of common stock of the Company issuable upon exercise of warrants to purchase 741,716 shares of Company common stock held by certain stockholders of the Company who entered into Stockholder Agreements described in the Schedule 13D filed by Parent and Purchaser with the Securities and Exchange Commission on May 28, 2004. Purchaser expressly disclaims beneficial ownership of any of the shares of Company common stock issuable upon conversion of the warrants subject to the Stockholder Agreements.

**
Based on 15,471,007 shares of Company common stock outstanding as of May 20, 2004.

        This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed on May 28, 2004, as amended on June 15, 2004 by Forest Oil Corporation, a New York corporation ("Parent"), and TWOCO Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), and the Schedule 13D filed with the Commission by Purchaser and Parent on May 28, 2002 (the "Schedule 13D"). The Schedule TO and the Schedule 13D relate to the offer by Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of The Wiser Oil Company, a Delaware corporation (the "Company"), at a purchase price of $10.60 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 28, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

ITEM 11. ADDITIONAL INFORMATION.

        Items 8 and 11 of the Schedule TO and Item 5 of Schedule 13D are hereby amended and supplemented by the following:

        At 12:00 midnight, Eastern Time on Friday, June 25, 2004, the Offer expired. Based on information provided by the Depository, as of such time, approximately 14,551,096 Shares were tendered pursuant to the Offer, including Shares tendered pursuant to notices of guaranteed delivery. All such Shares constituted approximately 94% of the outstanding Shares. Purchaser has accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer. A copy of the press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(5)(F).

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

        Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

(a)(5)(F) Press Release issued by Parent on June 28, 2004.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FOREST OIL CORPORATION
By:	/s/ NEWTON W. WILSON III
Name:	Newton W. Wilson III
Title:	Senior Vice President, General Counsel and Secretary
TWOCO ACQUISITION CORP.
By:	/s/ NEWTON W. WILSON III
Name:	Newton W. Wilson III
Title:	Vice President and Secretary

Dated: June 28, 2004

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated May 28, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Parent and Purchaser filed on May 28, 2004 (File No. 001-13515)).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Parent and Purchaser filed on May 28, 2004 (File No. 001-13515)).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Parent and Purchaser filed on May 28, 2004 (File No. 001-13515)).
(a)(1)(D)
Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Parent and Purchaser filed on May 28, 2004 (File No. 001-13515)).
(a)(1)(E)
Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Parent and Purchaser filed on May 28, 2004 (File No. 001-13515)).
(a)(1)(F)
Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO of Parent and Purchaser filed on May 28, 2004 (File No. 001-13515)).
(a)(5)(A)
Summary Advertisement as published in The New York Times on May 28, 2004 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO of Parent and Purchaser filed on May 28, 2004 (File No. 001-13515)).
(a)(5)(B)	Press Release issued by Parent on May 23, 2004 announcing acquisition of The Wiser Oil Company (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Parent filed on May 24, 2004).
(a)(5)(C)	Transcript of Conference Call Held on May 24, 2004 to discuss acquisition of the Company (incorporated by reference to Exhibit 99.2 to the Schedule TO-C of Parent filed on May 24, 2004).
(a)(5)(D)	Press Release issued by Parent on May 24, 2004 announcing equity offering (incorporated by reference to Exhibit 99.3 to the Schedule TO-C of Parent filed on May 24, 2004).
(a)(5)(E)	Press Release issued by Parent on May 26, 2004 announcing the pricing of the equity offering (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Parent filed on May 27, 2004).
(a)(5)(F)*	Press Release issued by Parent on June 28, 2004.
(b)(1)
Credit Agreement, dated as of October 10, 2000, among Forest Oil Corporation, the lenders party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, and The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.12 to Form 10-K for Forest Oil Corporation for the year ended December 31, 2000 (File No. 001-13515)).
(b)(2)
Canadian Credit Agreement, dated as of October 10, 2000, among Canadian Forest Oil Ltd., the subsidiary borrowers from time to time parties thereto, the lenders party thereto, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, and The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.14 to Form 10-K for Forest Oil Corporation for the year ended December 31, 2000 (File No. 001-13515)).
(b)(3)
Mortgage, Deed of Trust, Assignment, Security Agreement, Financing Statement and Fixture Filing from Forest Oil Corporation to Robert C. Mertensotto, trustee, and Gregory P. Williams, trustee (Utah), and The Chase Manhattan Bank, as Global Administrative Agent, dated as of December 7, 2000 (incorporated herein by reference to Exhibit 4.13 to Form 10-K for Forest Oil Corporation for the year ended December 31, 2000 (File No. 001-13515)).
(b)(4)
First Amendment to Combined Credit Agreement dated as of May 24, 2001, by and between Forest Oil Corporation, Canadian Forest Oil Ltd., each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.1 to Form 10-Q for Forest Oil Corporation for the quarter ended June 30, 2001 (File No. 001-13515)).
(b)(5)
Second Amendment to Combined Credit Agreements dated as of April 3, 2002, by and between Forest Oil Corporation, Canadian Forest Oil Ltd., each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and J.P. Morgan Chase, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.17 to Forest Oil Corporation's Registration Statement on Form S-4 dated June 11, 2002 (File No. 333-90220)).
(b)(6)
Third Amendment to Combined Credit Agreements dated as of May 31, 2002, by and between Forest Oil Corporation, Canadian Forest Oil Ltd., each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.18 Forest Oil Corporation's Registration Statement on Form S-4 dated June 11, 2002 (File No. 333-90220)).
(b)(7)
Fourth Amendment to Combined Credit Agreement dated as of October 8, 2002, among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.1 to Forest Oil Corporation's Current Report on Form 8-K, dated as of January 15, 2003 (File No. 1-13515)).
(b)(8)
Fifth Amendment to Combined Credit Agreements, dated as of January 7, 2003, among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.2 to Forest Oil Corporation's Current Report on Form 8-K, dated as of January 15, 2003 (File No. 1-13515)).
(b)(9)
Sixth Amendment to Combined Credit Agreement dated March 19, 2003, among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to the Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 10.1 to Form 10-Q for Forest Oil Corporation for the quarter ended March 31, 2003 (File No. 001-13515)).
(b)(10)
Seventh Amendment to Combined Credit Agreements, dated as of October 15, 2003, among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to the Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 10.4 to Form 10-Q for Forest Oil Corporation for the quarter ended September 30, 2003 (File No. 001-13515)).
(b)(11)
Eighth Amendment to Combined Credit Agreements, dated March 4, 2004 among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, JPMorgan Chase Bank, Toronto Branch, successor to the Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.17 to Form 10-K for Forest Oil Corporation for the year ended December 31, 2003 (File No. 001-13515)).
(d)(1)
Agreement and Plan of Merger, dated as of May 21, 2004, by and among Parent, Purchaser, and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Parent and Purchaser filed on May 28, 2004 (File No. 001-13515)).
(d)(2)
Stockholder Agreement dated May 21, 2004 by and among Forest Oil Corporation, TWOCO Acquisition Corp. and Wiser Investors, LP (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Parent and Purchaser filed on May 28, 2004 (File No. 001-13515)).
(d)(3)
Stockholder Agreement dated May 21, 2004 by and among Forest Oil Corporation, TWOCO Acquisition Corp. and Wiser Investment Company, LLC (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Parent and Purchaser filed on May 28, 2004 (File No. 001-13515)).
(d)(4)
Stockholder Agreement dated May 21, 2004 by and among Forest Oil Corporation, TWOCO Acquisition Corp. and Dimeling, Schreiber & Park Reorganization Fund II, L.P. (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Parent and Purchaser filed on May 28, 2004 (File No. 001-13515)).
(d)(5)
Confidentiality Agreement, dated as of February 23, 2004, by and between the Company and Parent (incorporated by reference to Exhibit (d)(5) to the Schedule TO of Parent and Purchaser filed on May 28, 2004 (File No. 001-13515) ).
(g)	None.
(h)	None.

*
Filed herewith.

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  ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.
SIGNATURES
EXHIBIT INDEX